222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005
RENEE M. HARDT
ATTORNEY AT LAW	CHICAGO • NEW YORK • WASHINGTON, DC
+1 (312) 609 7616	LONDON • SAN FRANCISCO • LOS ANGELES
rhardt@vedderprice.com

April 10, 2015

Ms. Ashley Vroman-Lee Division of Investment Management U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	Touchstone Investment Trust (File Nos. 002-52242 and 811-02538) and Touchstone Tax-Free Trust (File Nos. 002-72101 and 811-03174) (collectively, the “Trusts”)

Dear Ms. Vroman-Lee:

On behalf of the Trusts, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on December 22, 2014 regarding the Trusts’ preliminary proxy statements on Schedule 14A filed on December 12, 2014.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trusts’ response.

Questions and Answers

1.                                      Add a Q and A regarding the tax status of the liquidations.

Response:                                        As I mentioned during our telephone call, the Trusts began considering other options for the Touchstone money market funds after the preliminary proxy statements were filed.  As a result of those considerations, (1) the liquidations were rescinded, and (2) approval of shareholders of the Touchstone Money Market Fund, Touchstone Institutional Money Market and Touchstone Tax-Free Funds is being sought to reorganize those Funds into similar Dreyfus money market funds, and approval of shareholders of Touchstone Ohio Tax-Free Money Market Fund is being sought to reorganize that Fund into a similar Federated money market fund.  Registration Statements on Form N-14, which include proxy statements for the Touchstone money market funds, have been filed by the respective acquiring money market funds.  Accordingly, definitive proxy statements relating to the liquidations will not be filed or sent to shareholders and the comment is moot.

Non-Reportable Transfer Fund

2.                                      Please explain supplementally who chose the Touchstone Ultra Short Duration Fixed Income Fund as the replacement fund (the “Replacement Fund”) and why the Replacement Fund was chosen.

Response:                                        See response to comment 1.

3.                                      Disclose which class of the Replacement Fund shareholders will receive.

Response:                                        See response to comment 1.

*                                         *                                         *

Attached as Exhibit A to this letter is the “Tandy Letter” signed by an officer of the Trusts.  If you have any further questions or comments, please contact me at 312-609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser

cc:                                Meredyth A. Whitford, Esq.

Kevin Howard, Esq.
Terrie A. Wiedenheft
Deborah B. Eades, Esq.

EXHIBIT A

April 10, 2015

Ms. Ashley Vroman-Lee
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:                             Touchstone Investment Trust (File Nos. 002-52242 and 811-02538) and Touchstone Tax-Free Trust (File Nos. 002-72101 and 811-03174) (each, a “Trust” and collectively, the “Trusts”)

Dear Ms. Vroman-Lee:

In connection with the Trusts’ response to certain oral comments received from the Commission staff on December 22, 2014, with respect to the Staff’s review of the Trusts’ preliminary proxy statements on Schedule 14A filed on December 12, 2014, each Trust is providing the following representations:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer